EXHIBIT 99.3

Algonquin Power & Utilities Corp. Announces Liberty Water Co. Private Placement Debt Financing

OAKVILLE, ON, Dec. 13 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced a $50 million private placement debt financing commitment for its subsidiary, Liberty Water Co. (“Liberty Water”). The notes are senior unsecured with a ten year final, 8.8 year average life maturity and will bear interest at 5.6%. Liberty Water will apply proceeds from the notes to repay intercompany debt to APUC. APUC intends to utilize such proceeds to reduce outstanding indebtedness under its banking syndicate credit facility. UBS Securities LLC acted as lead bookrunner on the transaction.

“The private placement debt financing demonstrates our continuing ability to arrange attractive debt for our regulated utilities businesses”, commented Ian Robertson, Chief Executive Officer. “The completion of this financing introduces longer-term debt and an increase in US dollar denominated debt, consistent with our re-financing strategy to seek a capital structure aligned with our North American power and utilities businesses.”

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to previously announced agreements, APUC, through its electric utility Liberty Energy Utilities Co., is committed to acquiring the California based regulated utility assets of NV Energy, as well as Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which utilities in total serve over 173,000 customers. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s 2009 annual report and 2010 third quarter report, and APUC’s Annual Information Form dated March 31, 2010. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Algonquin Power & Utilities Corp.

Kelly Castledine, (905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 09:58e 13-DEC-10